Exhibit 12.1

Inland Real Estate Corporation

Ratios of Earnings to Fixed Charges

(in thousands, except ratios)

	2Q 2012 10-Q	2011 10-K (amended 10/2012)
	6 months	Fiscal year	Fiscal year	Fiscal year	Fiscal year	Fiscal year
	ended	ended	ended	ended	ended	ended
	06/30/12	12/31/11	12/31/10	12/31/09	12/31/08	12/31/07

Fixed Charges
Interest expense(1)	18,038	41,580	36,052	33,888	45,727	48,427
Interest capitalized	—	—	—	659	1,271	1,636
Amortized discount related to indebtedness	(232)	(1,288)	(1,426)	(1,422)	(1,804)	(1,721)
Estimate of interest with rental expense	—	—	—	—	—	—
Preference security dividend requirements	3,478	948	—	—	—	—
Total fixed charges	21,284	41,240	34,626	33,125	45,194	48,342

Earnings
Income (loss) from continuing operations	5,593	(6,752)	(608)	6,211	28,435	38,772
Exclude income or loss from equity investees	(789)	8,124	4,365	16,494	(4,727)	(5,731)
Exclude non-controlling interest in consolidated subsidiaries	—	—	—	—	—	—
Exclude income tax benefit (expense) of taxable REIT subsidiary	(4,680)	(632)	719	(513)	198	633
Plus:
Fixed charges	21,284	41,240	34,626	33,125	45,194	48,342
Amortization of capitalized interest	—	—	—	—	—	—
Distributed income of equity investees	71	1,146	904	42	1,740	6,449
Pre-tax losses of equity investees	—	—	—	—	—	—
Less:
Interest capitalized	—	—	—	659	1,271	1,636
Preference security dividend requirements	3,478	948	—	—	—	—
Minority interest in pre-tax income of subsidiaries	—	—	—	—	—	—
Total earnings	18,001	42,178	40,006	54,700	69,569	86,829

Ratio of Earnings to Fixed Charges	0.85 (2)	1.02	1.16	1.65	1.54	1.80

(1) Includes amortized premiums and discounts related to indebtedness

(2) For this period, earnings were less than fixed charges. The amount of the deficiency, or the amount of fixed charges in exces of earnings, was approximately $3,283.